EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 30, 2005
LJ INTERNATIONAL TO EXHIBIT AT OROGEMMA 2005
Jewelry Company, Fresh from Record JCK Las Vegas Order Bookings,
Plans to Launch Latest Gold Lines at Major Italy Show in September
HONG KONG and LOS ANGELES, August 30, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will exhibit at Orogemma 2005 in Vicenza, Italy, September 10-15, 2005.
Orogemma is one of the leading trade shows of the global jewelry market, with more than 1,700 exhibitors expected. Jewelry buyers and sellers regard it as a key event kicking off the pre-holiday sales season, the highest-volume period of the year.
LJI’s appearance at Orogemma comes three months after the Company had its best performance ever at the JCK Show in Las Vegas, June 3-7, 2005. It booked approximately $20 million in new orders, more than 20% above its sales volume at the 2004 JCK show and about 33% above its 2003 total.
“As our results at the latest JCK show demonstrated, trade shows are becoming an increasingly strong venue for launching our latest jewelry lines as well as increased exposure within the industry for LJI,” said Yu Chuan Yih, Chairman and CEO of LJ International. “The Orogemma show not only brings buyers from around the world but also allows those buyers to have a sneak-peek at the specific jewelry lines that they believe will appeal to consumers in the all-important holiday season. We expect a continuation of the strongly positive reception to our product lines, coupled with the heightened demand that is to be expected this time of year.”

LJ International

About Orogemma 2005
Now in its 28th year, Vicenza’s Orogemma is considered an essential stop for buyers and sellers as jewelry retailers begin stocking up for the busiest sales season of the year, the months leading up to Christmas. This year, the show will feature 1,706 exhibitors, including 1,366 from Italy and 340 from 25 other countries. Also scheduled is a major exhibit on jewelry trends, centered on the “Shapes of Jewelry – Visions” pavilion. Merchandise categories include machined and hand-crafted gold jewelry, platinum jewelry, silverware, costume jewelry, watches, precious and semi-precious stones, natural and cultivated pearls, corals and cameos, seals, plaques and semi-finished goods.
About LJ International
LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores and e-shopping sites. Its product lines incorporate all major categories sought by large-scale retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.
For more information on LJI, go to its Web Site at http://www.ljintl.com .
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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